Castlerigg Master Investments Ltd.
40 West 57th St
26th Floor
New York, NY 10019

pSivida Limited
Level 12, BGC Centre
28 The Esplanade
Perth, WA 6000
Australia

Re: Extension of Dates in Second Amendment Agreement

Reference is hereby made to that certain Second Amendment Agreement, dated as of December 29, 2006 ("Agreement"), by and between pSivida Limited (the "Company") and Castlerigg Master Investments Ltd.

Section 2(d) of the Agreement is hereby amended by changing the date in clause (i) thereof from "5:00 p.m. prevailing Boston, Massachusetts time on Saturday, March 31, 2007" to "5:00 p.m. prevailing Boston, Massachusetts time on April 2, 2007". Section 8 of the Agreement is hereby amended by changing the date therein from "April 2, 2007" to "April 7, 2007".

The other terms and conditions in the Agreement shall not be amended hereby and shall remain in full force and effect.

Very truly yours,

CASTLERIGG MASTER INVESTMENTS LTD.

By: Sandell Asset Management Corp.

By:	/s/ Timothy O’Brien
Name: Timothy O’Brien
Title: Chief Financial Officer

Agreed to and Accepted by:
PSIVIDA LIMITED

By:	/s/ Michael J. Soja
Name: Michael J. Soja
Title: V.P. and CFO